# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Koninklijke Philips NV, CIK 0000313216
CUSIP: 000000000
Title of class of securities: Ordinary shares, par value Euro 0.20 per share
Address of issuer's principal executive offices: Prinses Irenestraat 59, Amsterdam, Netherlands (P7), 1077 WV
Date of event which requires filing of this statement: 08/10/2026
Filed by CIK 0001589122
Persons authorized to receive notices and communications: Jeff Hendrickson Esq., Allen Overy Shearman Sterling LLP, One Bishops Square, London, United Kingdom (X0), E1 6AD, 020 3088 0000

## Reporting persons
- Giovanni Agnelli B.V. (CIK 0002014862): type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 185,932,684; shared voting power 0; sole dispositive power 185,932,684; shared dispositive power 0; aggregate amount beneficially owned 185,932,684 (19.03% of the class)
- Exor N.V. (CIK 0001589122): type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 185,932,684; shared voting power 0; sole dispositive power 185,932,684; shared dispositive power 0; aggregate amount beneficially owned 185,932,684 (19.03% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value Euro 0.20 per share
Name of issuer: Koninklijke Philips NV
Address of issuer's principal executive offices: Prinses Irenestraat 59, Amsterdam, Netherlands (P7), 1077 WV
Comment: This Amendment No. 4 (the "Amendment No. 4") relates to the Schedule 13D filed on August 23, 2023 (the "Original Schedule 13D"), as amended and supplemented by Amendment No. 1 (the "Amendment No. 1") on May 14, 2024, Amendment No. 2 (the "Amendment No. 2") on June 21, 2024 and Amendment No. 3 (the "Amendment No. 3") on March 18, 2025 (together with the Original Schedule 13D and Amendment No. 1, Amendment No. 2 and Amendment No. 3, the "Schedule 13D"), which were filed with the Securities and Exchange Commission by (1) Giovanni Agnelli B.V. ("G.A.") and (2) Exor N.V. ("Exor") (each a "Reporting Person", and collectively referred to herein as the "Reporting Persons") with respect to the ordinary shares (the "Shares") of Koninklijke Philips NV ("Philips" or the "Issuer").

## Item 2. Identity and Background
Present principal occupation or employment: The information set forth in Schedule A of Item 2 (c) of the Original Schedule 13D is hereby amended to the information set forth in Schedule A attached hereto.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the addition of the following:

On August 10, 2026, the Issuer and Exor entered into an amendment to the Relationship Agreement (the "Amended Relationship Agreement") that increased the legal and beneficial ownership limit from 20.0% to 22.0% of the issued outstanding ordinary share and voting rights that Exor and its affiliates are permitted to acquire under the Amended Relationship Agreement. The foregoing description of the Amended Relationship Agreement is qualified in its entirety by reference to the full text of the Amended Relationship Agreement, which is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows (11) and (13) of the cover pages to this Amendment No. 4 are incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows (7) through (10) of the cover pages to this Amendment No.4 are hereby incorporated by reference.
Transactions in the class effected during the past sixty days: Except as described herein, neither the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, have effected any transactions with respect to the Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities indicated in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by the addition of the following:
The information in Item 4 is incorporated herein by reference.
The Amended Relationship Agreement is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement, dated as of August 23, 2023, by and among Giovanni Agnelli B.V. and Exor N.V.*
Exhibit 99.A: Schedule A
Exhibit 99.2: Amended Relationship Agreement
*Filed previously

## Signatures
- Giovanni Agnelli B.V.: /s/ Guido De Boer, Guido De Boer, Authorized Signatory (08/21/2026)
- Exor N.V.: /s/ Guido De Boer, Guido De Boer, Authorized Signatory (08/21/2026)